FORM U-12(I)-A

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-12(I)-A

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
1935 by a Person Employed or Retained by a Registered Holding Company or a
Subsidiary Thereof

(To be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement.

Sir John Parker
Chairman
National Grid Transco plc
1-3 Strand
London
WC2N 5EH
England

2. Names and business addresses of any persons through whom the undersigned has engaged in the activities described in Item 4 below.

None.

3. Registered holding company systems involved.

National Grid Transco plc (a registered holding company) and associated companies.

4. Concise statement of (a) name of employing companies; (b) persons or bodies before whom matters were presented, advocated, or opposed, and (c) activities of the type described in section 12(i) of the Act, and extent to which other than "routine expenses" are contemplated.

Representing National Grid Transco plc in meetings with staff and members of the Federal Energy Regulatory Commission. Only routine expenses involved.

5. (a) Compensation received and to be received by the undersigned and any other persons, directly or indirectly, for services described in Item 4, above, and the sources of such compensation.

See attached Exhibit A.

(b) Names of persons with whom the undersigned has divided or is to divide her compensation (stated in item 5(a) above), and the total amount being paid over by the undersigned to each such person.

None.

6. Expenses incurred by the undersigned or any person named in item 2, above, in connection with the activities described in item 4, above.

(a) Total amount of routine expenses: $350

(b) Itemized list of all other expenses: None

National Grid Transco plc

By: s/ Sir John Parker
    ______________________________________________
    Sir John Parker

Date: March 30, 2004

EXHIBIT INDEX

Exhibit No.            Description                           Page
-----------            -----------                           ----

     A               Information pursuant to Item 5         Filed herewith

EXHIBIT A

                         Salary or other                         Person or company from
                         compensation received                   whom received or to be
Name of Recipient        or to be received (a)                   received
-----------------        ----------------------                  --------------------------

Sir John Parker          $540,000(b)                            National Grid Transco plc

(a) The information listed above is for annual fees Sir John Parker receives for serving as non-executive Chairman of National Grid Transco plc for 2004; non-cash benefits are not included. The time devoted to the activities described in item 4 above represent only a small fraction of the time devoted to Sir John Parker’s duties as Chairman.

(b) An exchange ratio of 1 pound sterling to $1.80 was used.